SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 22)

CENTER BANCORP, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

151408101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 151408101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 672,732
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 672,732
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 151408101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 635,692
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 635,692
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 151408101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 627,721
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 627,721
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 151408101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,641,210
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,641,210
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 151408101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,692,604
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,692,604
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 151408101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 16,290,700 Shares outstanding, as of July 31, 2011, which is the total number of Shares outstanding as reported in the Issuer’s 10-Q , filed with the Securities and Exchange Commission on August 9, 2011.

A.	SAL

(a)	As of the close of business on September 6, 2011, SAL beneficially owned 667,204 Shares.

Percentage: Approximately 4.1%.

(b)	1. Sole power to vote or direct the vote: 672,732

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 672,732

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on September 6, 2011, SIP beneficially owned 635,692 Shares.

Percentage: Approximately 3.9%.

(b)	1. Sole power to vote or direct the vote: 635,692

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 635,692

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on September 6, 2011, SIPII beneficially owned 627,721 Shares.

Percentage: Approximately 3.8%.

(b)	1. Sole power to vote or direct the vote: 627,721

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 627,721

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	LSBK

(a)	As of the close of business on September 6, 2011, LSBK beneficially owned 377,797 Shares.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct the vote: 377,797

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 377,797

4. Shared power to dispose or direct the disposition: 0

(c)	LSBK has not entered into any transactions in the Shares during the past 60 days.

E.	Broad Park

(a)	As of the close of business on September 6, 2011, Broad Park beneficially owned 506,527 Shares.

Percentage: Approximately 3.1%.

(b)	1. Sole power to vote or direct the vote: 506,527

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 506,527

4. Shared power to dispose or direct the disposition: 0

(c)	Broad Park has not entered into any transactions in the Shares during the past 60 days.

F.	CBPS

(a)	As of the close of business on September 6, 2011, CBPS beneficially owned 388,871 Shares.

Percentage: Approximately 2.4%.

(b)	1. Sole power to vote or direct the vote: 388,871

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 388,871

4. Shared power to dispose or direct the disposition: 0

(c)	CBPS has not entered into any transactions in the Shares during the past 60 days.

G.	2514 MSF

(a)	As of the close of business on September 6, 2011, 2514 MSF beneficially owned 109,546 Shares.

Percentage: Approximately 0.7%.

(b)	1. Sole power to vote or direct the vote: 109,546

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 109,546

4. Shared power to dispose or direct the disposition: 0

(c)	2514 MSF has not entered into any transactions in the Shares during the past 60 days.

H.	Chewy

(a)	As of the close of business on September 6, 2011, Chewy beneficially owned 272,415 Shares.

Percentage: Approximately 1.7%.

(b)	1. Sole power to vote or direct the vote: 272,415

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 272,415

4. Shared power to dispose or direct the disposition: 0

(c)	Chewy has not entered into any transactions in the Shares during the past 60 days.

I.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 635,692 Shares owned by SIP and the 627,721 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK may be deemed the beneficial owner of the 377,797 Shares owned by LSBK.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 1,641,210 Shares.

Percentage: Approximately 10.1%.

(b)	1. Sole power to vote or direct the vote: 1,641,210

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,641,210

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  LSBK has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SIP and SIPII are set forth on Schedule B and incorporated herein by reference.

J.	Pollack

(a)	As of the close of business on September 6, 2011, Pollack beneficially owned 18,909 Shares.

Percentage: Approximately 0.1%.

(b)	1. Sole power to vote or direct the vote: 18,909

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,909

4. Shared power to dispose or direct the disposition: 0

(c)	Pollack has not entered into any transactions in the Shares during the past 60 days.

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 672,732 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 635,692 Shares owned by SIP and the 627,721 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the Trading Advisor of LSBK, may be deemed the beneficial owner of the 377,797 Shares owned by LSBK, (iv) as the investment manager for each of Broad Park, CBPS, 2514 MSF and Chewy, may be deemed the beneficial owner of the 377,797 Shares owned by Broad Park, the 388,871 Shares owned by CBPS, the 109,546 Shares owned by 2514 MSF and the 272,415 Shares owned by Chewy, and (v) as attorney-in-fact for Dennis Pollack pursuant to Joint Filing Agreement dated June 27, 2006.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 3,692,604 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 22.7%.

(b)	1. Sole power to vote or direct the vote: 3,692,604

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 3,692,604

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  LSBK, Broad Park, CBPS, 2514 MSF, Chewy and Pollack have not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP and SIPII are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Center Bancorp, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2011	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

DENNIS POLLACK

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Attorney-in-fact pursuant to Joint Filing Agreement dated June 27, 2006

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 151408101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Cost per Share*	Cost*	Shares
SAL	8/16/2011	9.4332	94,331.95	10,000
SAL	8/25/2011	9.2537	14,750.45	1,594
SAL	9/2/2011	9.0590	5,969.90	659
SAL	9/6/2011	9.0460	50,006.16	5,528

SIP	8/12/2011	9.4537	15,220.45	1,610
SIP	8/19/2011	9.2858	80,786.32	8,700

SIP II	8/8/2011	9.4938	75,950.40	8,000

             * Includes brokerage commissions.